Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

June 22, 2011

The following was published on the website of Alpha Beta Netherlands Holding N.V. on June 22, 2011:

Alpha Beta Netherlands Holding N.V.

Amsterdam

Publication pursuant to Section 23 para. 1 sentence 1 no.1 of the German Securities Acquisition and Takeover Act (WpÜG)

This announcement and the information contained herein are restricted and not for release, publication or distribution, in whole or in part, in Japan.

On May 4, 2011, Alpha Beta Netherlands Holding N.V. (“Bidder”) published the offer document regarding its voluntary public takeover offer (“Exchange Offer”) to the shareholders of Deutsche Börse Aktiengesellschaft (“Deutsche Börse”) to acquire their shares in Deutsche Börse (ISIN DE0005810055) (“Deutsche Börse Shares”) against a consideration of one share in the Bidder (ISIN NL0009766997) for one Deutsche Börse share. The acceptance period for the Exchange Offer expires on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), unless it is extended pursuant to the statutory provisions of the WpÜG. The share capital of Deutsche Börse currently amounts to EUR 195,000,000 and is divided into 195,000,000 registered shares with no-par value.

Until June 22, 2011, 16.00 hrs (Central European Daylight Savings Time) (“Record Date”), the Exchange Offer has been accepted for an aggregate number of 12,345,596 Deutsche Börse Shares. This equals approximately 6.33% of the share capital and the voting rights in Deutsche Börse.

On the Record Date, the Bidder held no Deutsche Börse Shares. Deutsche Börse, a person acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG, held at this time 8,956,997 Deutsche Börse Shares (8,956,997 of which it already held at the point in time of publication of the offer document); this equals approximately 4.59% of the share capital of and the voting rights in Deutsche Börse. Deutsche Börse is not entitled to any voting rights regarding the treasury shares pursuant to Section 71b German Stock Corporation Act (Aktiengesetz, AktG). Deutsche Börse accepted the Exchange Offer for all these treasury shares on May 17, 2011; accordingly, these treasury shares also form part of the aggregate number of Deutsche Börse Shares for which the Exchange Offer has been accepted until the Record Date.

Apart from this, neither the Bidder nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG nor any of their subsidiaries held any Deutsche Börse Shares on the Record Date. Neither the Bidder nor persons acting jointly with the Bidder within the meaning of Section 2 para. 5 WpÜG nor any of their subsidiaries were attributed voting rights attached to Deutsche Börse Shares pursuant to Section 30 WpÜG.

The total number of the Bidder’s shares and voting rights attached to the Deutsche Börse Shares in relation to which the Exchange Offer has been accepted until the Record Date amounts to 12,345,596 shares respectively voting rights. This equals approximately 6.33% of the shares of and voting rights in Deutsche Börse.

Amsterdam, June 22, 2011

Alpha Beta Netherlands Holding N.V.

Important notice:

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com. Holders of Deutsche Börse shares who have accepted the exchange offer have certain withdrawal rights which are set forth in the offer document.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations.

The exchange offer and the exchange offer document shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America.  The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer will not be made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.